Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-169073
Issuer Free Writing Prospectus dated December 8, 2010
Cardinal Health, Inc.
Pricing Term Sheet

Issuer:	Cardinal Health, Inc.

Aggregate Principal Amount:	$500,000,000

Maturity Date:	December 15, 2020

Interest Rate:	4.625%

Ratings*:	Moody’s — Baa3
S&P — BBB+
Fitch — BBB+

Issue price:	99.501% of principal amount

Underwriting Discount (before reimbursement of expenses):	0.65%; ($3,250,000)

Net Proceeds to Issuer (before expenses not reimbursed by underwriters):	$494,505,000

Benchmark Treasury:	UST 2.625% due November 15, 2020

Benchmark Treasury Price:	94-26+

Benchmark Treasury Yield:	3.238%

Spread to Benchmark Treasury:	+145 basis points

Yield to Maturity:	4.688%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing June 15, 2011

Redemption Provisions and Make-whole call:	The notes will be redeemable, in whole or, from time to time, in part, at the Company’s option at any time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, or

(2) as determined by a quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

Underwriters:	Joint Book-Running Managers:
Barclays Capital Inc.
Deutsche Bank Securities Inc.

UBS Securities LLC

Co-Managers:
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Trade Date:	December 8, 2010

Settlement Date:	T+3; December 13, 2010

CUSIP:	14149Y AT5

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 (or you may e-mail a request to prospectus.cpdg@db.com) or UBS Securities LLC toll-free at 1-877-827-6444 ext. 561-3884.

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